Exhibit (h)(9)
AMENDMENT TO
COMPLIANCE SERVICES AGREEMENT
     AMENDMENT made as of the 22nd day of October, 2009 with an effective date of July 1, 2009 between CAVANAL HILL FUNDS, formerly known as American Performance Funds, a Massachusetts business trust (the “Trust”) and CITI FUND SERVICES OHIO, INC., formerly known as BISYS Fund Services Ohio, Inc., an Ohio corporation (“Citi”), to that certain Compliance Services Agreement, dated September 28, 2004, between the Trust and Citi (as amended and in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.
     WHEREAS, pursuant to the Agreement, Citi performs certain Compliance services for the Trust;
     WHEREAS, Citi and the Trust wish to enter into this Amendment to the Agreement in order to extend the term of the Agreement, revise the fees payable and incorporate the terms and conditions set forth below;
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and Citi hereby agree as follows:
1.	Term.
     The original Term of the Agreement ran from September 28, 2004 through September 27, 2005. The Parties now desire to set a new Initial Term for a three (3) year period beginning July 1, 2009. Section 5 of the Agreement is hereby deleted in its entirety and replaced with the following:
     Term and Termination.
(a) This Agreement shall become effective upon July 1, 2009 (the “Effective Date”) and shall continue in effect for three (3) years, until June 30, 2012 (the “Initial Term”), unless earlier terminated pursuant to the terms of this Agreement. During the Initial Term (i) the Agreement may be terminated upon thirty (30) days notice in the event there is “cause,” as defined in the Sub-Administration Agreement, and (ii) the Chief Compliance Officer may be terminated at any time by the Board, in its sole discretion, without cause and such termination will be effective immediately. Following the Initial Term, the Agreement may be terminated by either party for “cause,” as provided above, or by providing the other party with ninety (90) days written notice of termination.
(b) Notwithstanding anything in this Agreement to the contrary, including but not limited to the provisions of Section 5(a), all of the obligations of Citi and the Trust hereunder shall terminate automatically upon any termination of the Sub-Administration Agreements.

2.	Fees and Expenses.
     Schedule A to the Agreement is hereby deleted in its entirety. Section 3(a) of the Agreement is hereby deleted in its entirety and replaced with the following:
(a) All fees due for the Services provided pursuant to this Agreement are included in the Asset-Based Annual Fee set forth in Schedule B of the Fund Accounting Agreement dated July 1, 2004 as amended effective July 1, 2009.
     Section 3(b) is hereby amended by deleting the following portion of the first sentence:
(b) “In addition to paying [Citi] the fees set forth in Schedule A,”
3.	Insurance.
The following provision shall be added to the Agreement:
Citi shall maintain a fidelity bond covering larceny and embezzlement in an amount that is appropriate in light of its duties and responsibilities hereunder. Citi shall maintain the following insurance coverage during the entire Term of this Agreement: (i) Workers’ Compensation Insurance in accordance with applicable laws of the state where Citi performs services and Employer’s Liability Insurance in an amount not less than one million dollars ($1,000,000.00) per occurrence, and (ii) Commercial General Liability Insurance covering bodily injury and property damage liability in an amount not less than one million dollars ($1,000,000.00) per occurrence.
Citi shall have the option, either alone or in conjunction with Citigroup, Citi’s ultimate parent corporation, or any subsidiaries or affiliates of Citigroup, to maintain self insurance and/or provide or maintain any insurance sufficient to fulfill its obligations under this Agreement under blanket insurance policies maintained by Citi or Citigroup, or provide or maintain insurance through such alternative risk management programs as Citigroup may provide or participate in from time to time (such types of insurance programs being herein collectively and severally referred to as “self insurance”), provided the same does not thereby decrease the insurance coverage or limits set forth in this Section. Any self insurance shall be deemed to contain all of the terms and conditions applicable to such insurance as required in this Section. If Citi elects to self-insure, then, with respect to any claims which may result from incidents occurring during the terms of this Agreement, such self insurance obligation shall survive the expiration or earlier termination of this Agreement to the same extent as the insurance required would survive.

4.	Representations and Warranties.
     (a) The Trust represents (i) that it has full power and authority to enter into and perform this Amendment and (ii) that this Amendment will be presented to the Board of Trustees of the Trust (the “Board”) for the Board’s review and approval.
     (b) Citi represents that it has full power and authority to enter into and perform this Amendment.
5.	All references to “BISYS” in the Agreement shall mean “Citi”.

6.	Miscellaneous.
     (a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Agreement.
     (b) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.
     (c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.
     (d) This Amendment may be executed in counterparts, each of which shall be an original but all which, taken together, shall constitute one and the same Agreement.
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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written with an Effective Date (as set forth in the new Term provision) of July 1, 2009.

CAVANAL HILL FUNDS

By: Name:	/s/ Jim Huntzinger Jim Huntzinger
Title:	President

CITI FUND SERVICES OHIO, INC.

By: Name:	/s/ Fred Naddaff Fred Naddaff
Title:	President